FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2009

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________________.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of September 30, 2009 and 2008 and for the three-month and nine-month periods then ended

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report on review of interim consolidated financial statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of September 30, 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month and nine-month periods ended September 30, 2009 and 2008 and explanatory notes. Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.  The financial statements of Minera Yanacocha S.R.L. as of September 30, 2009 and 2008, and for the nine-month periods then ended have been reviewed by other independent auditors, whose reports on review have been furnished to us.  In the consolidated financial statements of the Company, the Company’s investment in Minera Yanacocha S.R.L. amounts to US$646.3 million as of September 30, 2009 (US$528.3 million as of December 31, 2008); in addition, the share in the net income of this entity amounts to US$217.9 million for the nine-month period then ended (US$169.0 million for the nine-month period ended September 30, 2008) and to US$88.7 million for the three-month period then ended (US$44.0 million for the three-month period ended September 30, 2008).  A review of interim financial information is limited primarily to make inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.  Consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report on review of interim consolidated financial statements (continued)

Based on our review and on the report of limited review of the other independent auditors of Minera Yanacocha S.R.L. nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru,
October 28, 2009

Countersigned by:

Marco Antonio Zaldívar
C.P.C. Register No.12477

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheet
As of September 30, 2009 (unaudited) and December 31, 2008 (audited)

	Note		2009	2008
			US$(000)	US$(000)

Assets
Current assets
Cash, banks and time deposits	4	(a)	652,108	554,752

Trade accounts receivable, net			83,420	65,666

Embedded derivatives for concentrates sales	10	(c)	13,131	-

Other accounts receivable, net			21,363	23,040

Accounts receivable from associates	12	(a)	21,077	13,111

Current portion of hedge derivative financial instruments	13		9,879	52,873

Inventory, net			44,353	43,472

Current portion of prepaid taxes and expenses			10,605	35,573

Total current assets			855,936	788,487

Other long-term accounts receivable			1,483	1,370

Prepaid taxes and expenses			8,241	5,622

Hedge derivative financial instruments	13		809	21,464

Investment in associates	5	(a)	1,087,633	882,947

Mining concessions and property, plant and equipment, net			251,051	247,298

Development costs, net			132,731	110,014

Deferred income tax and workers´ profit sharing asset, net	8	(a)	217,474	209,167

Other assets			3,005	1,929

Total assets			2,558,363	2,268,298

	Note	2009	2008
		US$(000)	US$(000)

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable		46,481	35,944
Income tax payable		15,763	4,561
Current portion of other current liabilities		72,797	64,817
Embedded derivatives for concentrates sales		-	9,953
Current portion of long-term debt	6	88,828	98,190
Total current liabilities		223,869	213,465
Other long-term liabilities		116,576	96,736
Long-term debt	6	164,864	229,105
Total liabilities		505,309	539,306

Shareholders’ equity, net	7

Capital stock, net of treasury shares for US$62,622,000 in 2009 and 2008		750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2009 and 2008		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		53,007	53,007
Other reserves		269	269
Retained earnings		895,648	517,583
Cumulative translation loss		(34,075)	(34,075)
Unrealized gain (loss) on hedge derivative financial Instruments, net		(138)	16,162
Unrealized gain on other investments		646	118
		1,893,894	1,531,601
Minority interest		159,160	197,391

Total shareholders’ equity, net		2,053,054	1,728,992
Total liabilities and shareholders’ equity, net		2,558,363	2,268,298

The accompanying notes are an integral part of the balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statement of Income (unaudited)
For the three and nine-month periods ended September 30, 2009 and 2008

	Note		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
			2009	2008	2009	2008
			US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	10	(a)	214,647	195,330	575,859	611,601
Royalty income	12	(b)	16,215	12,235	44,641	38,577
Total income			230,862	207,565	620,500	650,178
Operating costs
Cost of sales, without considering depreciation and amortization			75,724	73,390	198,450	180,944
Exploration in units in operation			19,371	16,880	48,156	40,663
Depreciation and amortization			18,227	14,622	53,706	40,828
Total operating costs			113,322	104,892	300,312	262,435
Gross income			117,540	102,673	320,188	387,743
Operating expenses
General and administrative	11		34,161	3,374	69,923	40,615
Exploration in non-operating areas			7,052	14,005	24,268	41,155
Royalties			11,068	10,454	25,833	26,570
Sales			2,414	3,428	6,899	12,572
Total operating expenses			54,695	31,261	126,923	120,912
Operating income before unusual item			62,845	71,412	193,265	266,831
Net loss from release of commitments in commercial contracts	10	(b)	-	-	-	(415,135)
Operating income (loss) after unusual item			62,845	71,412	193,265	(148,304)
Other income (expenses), net
Share in associates, net	5	(b)	125,511	75,264	303,751	319,548
Interest income			2,532	4,521	5,117	12,885
Interest expense			(3,773)	(10,047)	(13,005)	(26,267)
Gain (loss) on currency exchange difference			1,456	(3,330)	2,650	(6,238)
Other, net			1,062	3,574	2,597	4,050
Total other income, net			126,788	69,982	301,110	303,978
Income before workers´ profit sharing, income tax and minority interest			189,633	141,394	494,375	155,674
Provision for workers´ profit sharing, net	8	(b)	(4,387)	(5,690)	(13,010)	12,358
Provision for income tax, net	8	(b)	(20,535)	(22,427)	(59,641)	41,234
Net income			164,711	113,277	421,724	209,266
Net income attributable to minority interest			(16,234)	(12,692)	(38,570)	(49,923)
Net income attributable to Buenaventura			148,477	100,585	383,154	159,343
Basic and diluted earnings per share stated in U.S. dollars			0.59	0.40	1.51	0.63

The accompanying notes are an integral part of this consolidated statement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the nine-month periods ended September 30, 2009 and 2008

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Unrealized gain (loss) on hedge derivative financial instruments, net	Unrealized gain on other investments	Total	Minority interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2008	126,879,832	173,930	473	177,713	37,679	269	1,056,937	(34,075)	1,518	158	1,414,602	165,614	1,580,216
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(27,989)	-	-	-	(27,989)	(29,584)	(57,573)
Capitalization of retained earnings, note 7(c)	-	576,610	1,546	48,265	-	-	(626,421)	-	-	-	-	-	-
Shares issued as a result of stock split, note 7(d)	126,879,832	-	-	-	-	-	-	-	-	-	-	-	-
Variation on the unrealized gain on hedge derivative financial instruments held by El Brocal, note 13	-	-	-	-	-	-	-	-	7,377	-	7,377	14,464	21,841
Unrealized loss on other investments	-	-	-	-	-	-	-	-	-	(33)	(33)	-	(33)
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	-	(7,998)	(7,998)
Net income	-	-	-	-	-	-	159,343	-	-	-	159,343	49,923	209,266

Balance as of September 30, 2008	253,759,664	750,540	2,019	225,978	37,679	269	561,870	(34,075)	8,895	125	1,553,300	192,419	1,745,719

Balance as of January 1, 2009	253,759,664	750,540	2,019	225,978	53,007	269	517,583	(34,075)	16,162	118	1,531,601	197,391	1,728,992
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(5,089)	-	-	-	(5,089)	(23,546)	(28,635)
Variation on the unrealized loss on hedge derivative financial instruments held by El Brocal, note 13	-	-	-	-	-	-	-	-	(16,300)	-	(16,300)	(24,690)	(40,990)
Unrealized gain on other investments	-	-	-	-	-	-	-	-	-	528	528	-	528
Decrease of minority interest in El Brocal, note 1(e)	-	-	-	-	-	-	-	-	-	-	-	(28,565)	(28,565)
Net income	-	-	-	-	-	-	383,154	-	-	-	383,154	38,570	421,724

Balance as of September 30, 2009	253,759,664	750,540	2,019	225,978	53,007	269	895,648	(34,075)	(138)	646	1,893,894	159,160	2,053,054

The accompanying notes are an integral part of this consolidated statement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statement of Cash Flows (unaudited)
For the three and nine-month periods ended September 30, 2009 and 2008

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	205,905	157,966	547,285	577,744
Dividends received	4,642	173,072	105,037	287,017
Royalties received	13,707	12,308	36,487	37,925
Tax recovered	18,572	-	30,477	-
Release of commitments in commercial contracts	-	-	-	(517,143)
Interest received	2,523	4,080	5,635	12,535
Payments to suppliers and third parties	(70,289)	(63,660)	(203,054)	(214,426)
Payments to employees	(22,747)	(20,271)	(77,528)	(86,591)
Payments for exploration activities	(24,263)	(31,176)	(66,249)	(75,551)
Payments of royalties	(9,393)	(10,540)	(26,880)	(30,257)
Income tax paid	(10,943)	(5,916)	(23,670)	(36,720)
Payments of interest	(2,379)	(6,952)	(9,076)	(18,940)
Net cash and cash equivalents provided by (used in) operating activities	105,335	208,911	318,464	(64,407)
Investment activities
Decrease (increase )in time deposits	(17,552)	10,717	2,364	37,481
Increase in escrow account	-	(64,095)	-	(64,095)
Disbursements for development activities	(28,247)	(13,523)	(43,931)	(26,373)
Payments for purchase of investment shares	-	(14,813)	(37,812)	(14,592)
Additions to mining concessions and property, plant and equipment	(8,693)	(23,993)	(37,252)	(49,826)
Other investment activities	1,981	129	550	473
Net cash and cash equivalents used in investment activities	(52,511)	(105,578)	(116,081)	(116,932)
Financing activities
Proceeds from long-term debt	-	-	-	450,000
Proceeds from bank loans	-	-	-	510,000
Payments of bank loans	-	-	-	(510,000)
Payments of long-term debt	(24,510)	(117,879)	(73,603)	(118,945)
Dividends paid to minority shareholders of subsidiary	(3,654)	(3,207)	(23,546)	(29,584)
Dividends paid	-	-	(5,513)	(30,320)
Net cash and cash equivalents provided by (used in) financing activities	(28,164)	(121,086)	(102,662)	271,151
Net increase (decrease) in cash and cash equivalents for the period	24,660	(17,753)	99,721	89,812
Cash and cash equivalents at beginning of period	607,088	410,429	532,027	302,864
Cash and cash equivalents at the period-end	631,748	392,676	631,748	392,676

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Consolidated Statement of Cash Flows (unaudited) (continued)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by (used in) operating activities

Net income	148,477	100,585	383,154	159,343
Add (less)
Depreciation and amortization	18,227	26,386	53,706	53,686
Net income attributable to minority interest	16,234	12,692	38,570	49,923
Provision for long-term officers´ compensation (note 11)	20,805	(6,466)	29,286	7,578

Deferred income tax and employee profit sharing benefit	242	16,078	14,353	(100,757)

Allowance for doubtful trade accounts receivable (note 11)	3,545	-	12,611	5,372

Accretion expense of the provision for closure of mining units	1,636	3,594	4,488	5,632
Provision for interests	549	1,299	1,359	2,467
Net cost of plant and equipment retired	300	78	523	296
Loss (gain) on share in associates, net of dividends received in cash	(120,869)	97,808	(198,714)	(32,531)
Variation on fair value of embedded derivatives of concentrate sales	3,991	9,134	(4,331)	6,409
Loss (gain) on currency exchange difference, net	(1,456)	3,330	(2,650)	6,238
Provision (reversal) for slow moving and obsolescence supplies	172	238	(443)	325
Gain on sale of property, plant and equipment	(83)	(380)	(361)	(754)
Income from release of commitments in commercial contracts	-	-	-	(102,008)
Other	158	469	158	1,878
Net changes in assets and liabilities accounts
Decrease (increase) in operating assets -
Trade accounts receivable	(11,605)	(46,498)	(17,754)	(34,894)
Other accounts receivable	(8,136)	(1,226)	(28,718)	(4,251)
Accounts receivable from associate	(2,508)	73	(8,154)	(652)
Inventory	14	2,671	(881)	(11,332)
Prepaid taxes and expenses	13,106	(2,681)	22,349	(22,618)
Increase (decrease) in operating liabilities -
Trade accounts payable	5,787	7,891	10,537	14,743
Income tax payable	11,236	176	11,202	(10,432)
Other liabilities	5,513	(16,340)	(1,826)	(58,068)
Net cash and cash equivalents provided by (used in) operating activities	105,335	208,911	318,464	(64,407)

The accompanying notes are an integral parts of this consolidated statement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of September 30, 2009 and 2008

1.	Identification and Business Activity
(a)	Identification -
Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953.  Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York.  Buenaventura’s legal domicile is at Av. Carlos Villaran 790, Santa Catalina, Lima, Peru.

(b)	Business Activity -
Buenaventura, individually and in association with third parties, is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca.  In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, and in Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila and Paula mining units.  Also, the Company holds interests in a number of other mining companies including Minera Yanacocha S.R.L. (hereinafter “Yanacocha”) and Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”).  The Company also owns an electric power distribution company and a mining engineering services company.  See note 1(d).

(c)	Approval of consolidated financial statements -
The interim consolidated financial statements as of September 30, 2009 have been approved by Management and will be presented for the approval of the Board of Directors within the terms established by law.  In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors that will be held in October, 2009.  The consolidated financial statements as of December 31, 2008 were approved by the Shareholders’ Meeting held on March 27, 2009.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership Percentage as of
	September 30, 2009		December 31, 2008
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (*) (f)	4.24	39.14	4.17	29.59
Inversiones Colquijirca S.A. (**) (e)	81.22	-	61.42	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-

Services
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

(*)	As of September 30, 2009 and December 31, 2008, Buenaventura’s participation in the common shares with voting rights of El Brocal’s capital stock was 45.97 and 35.77 per cent, respectively.

(**)
Inversiones Colquijirca S.A. has a 51.06 percent interest in El Brocal, through which Buenaventura holds an indirect participation in El Brocal of 39.14 per cent as of September 30, 2009 (29.59 per cent as of December 31, 2008).

(e)	Purchase of capital stock shares in Inversiones Colquijirca S.A -
On February 19, 2009, the Company agreed with Teck Cominco Metals Ltd. the purchase of 19.80 per cent of the representative capital stock shares of Inversiones Colquijirca S.A. (hereafter “Colquijirca”).  The purchase price of the shares was US$35,000,000, which had been completely paid as of the date of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

According to Buenaventura’s accounting policies, the Management calculated the difference between the cost of acquisition of the additional share in Colquijirca amounting to US$35,000,000 and the book value of the minority interest acquired amounting to US$28,565,000, recording the difference by US$6,435,000 as Mining Rights in the “Mining concessions and property, plant and equipment, net” caption in the consolidated balance sheet.

(f)	Project for the expansion of El Brocal operations -

On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  The project involves setting up the open pit, expanding the level of operations, modernizing the Huaraucaca concentrator plant and adapting those services required to support the new production capacity.

As of September 30, 2009 and December 31, 2008, El Brocal had executed the following works related to the project to expand operations:

	2009	2008
	US$(000)	US$(000)

Concentrator plant	32,961	4,395
Mine development	15,616	14,988
Feasibility study	1,399	1,321
Environmental impact study	1,321	-
Electric system expansion	1,169	-
Construction of Huachuacaja tailings area	1,168	635
Other minor activities	998	272

	54,632	21,611

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the three and nine-month periods ended September 30, 2009 and 2008 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2008.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Significant accounting principles and practices -
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

Reclassifications -
The Company did not make significant reclassifications to its interim consolidated financial statements for the three and nine-month periods ended September 30, 2009 and 2008.

3.	Seasonality of operations
The Company and its subsidiaries operate continuously without important fluctuations due to seasonality.

4.	Cash, banks and time deposits
(a)	The table below presents the components of this caption:

	As of September 30, 2009	As of December 31, 2008	As of September 30, 2008
	US$(000)	US$(000)	US$(000)

Cash	704	468	761
Bank accounts	30,772	45,888	45,049
Time deposits (b)	600,272	485,671	346,866

Cash balances included in the consolidated statement of cash flows	631,748	532,027	392,676
Time deposits with original maturity greater than 90 days (c)	20,360	22,725	41,267
Escrow account (b)	-	-	64,095

	652,108	554,752	498,038

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the components of time deposits as of September 30, 2009:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 1 to 70 days	From 0.10 to 0.96	587,100
Nuevos Soles	From 20 to 78 days	From 1.00 to 1.51	13,172

			600,272

The table below presents the components of time deposits as of December 31, 2008:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 8 to 77 days	From 0.10 to 4.5	453,211
Nuevos Soles	From 30 to 90 days	From 6.75 to 7.20	32,460

			485,671

During the year 2008, in compliance with the Syndicated Loan Agreement, Buenaventura established an escrow account in a local bank for US$177,811,000, held as of September 30, 2008.  In accordance with the amendments made to the Syndicated Loan Agreement, as of December 31, 2008 it was no longer necessary to maintain this additional guarantee, therefore, it was available and it is shown in the caption “Time deposits” to this date.

(c)	As of September 30, 2009, corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 91 to 95 days	From 0.55 to 1.10	15,820
Nuevos Soles	From 91 to 291 days	From 2.20 to 6.60	4,540

			20,360

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

As of December 31, 2008, corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	91 days	6.10	16,000
Nuevos Soles	From 96 to 182 days	From 5.90 to 6.70	6,725

			22,725

5.	Investments in associates
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of September 30, 2009	As of December 31, 2008	As of September 30, 2009	As of December 31, 2008
	%	%	US$(000)	US$(000)

Investments in associates -
Minera Yanacocha S.R.L. (c) -
Equity share	43.65	43.65	646,285	528,330
Payment in excess of the share in fair value of assets and liabilities, net			16,359	17,748

			662,644	546,078

Sociedad Minera Cerro Verde S.A.A. (c) -
Equity share	19.26	19.05	340,193	252,242
Payment in excess of the share in fair value of assets and liabilities, net			83,940	81,089

			424,133	333,331

Available-for-sale investment -
Other			856	3,538

			1,087,633	882,947

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in associates:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	88,163	43,730	216,458	168,127
Sociedad Minera Cerro Verde S.A.A.	37,348	31,534	87,293	151,421

	125,511	75,264	303,751	319,548

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in the three and nine-month periods ended September 30, 2009 and 2008.

Increase in investments in associates balance -
Investment in associates´ balance increased by US$204,686,000 compared to the balance as of December 31, 2008; which was originated by the share in Yanacocha and Cerro Verde.

Share in associates -
The share in associates during the nine-month period ended September 30, 2009 shows a decreased of US$15,797,000 compared to same period of 2008, mainly due to the effect of:

-
An increase of US$48,331,000 in the share in Minera Yanacocha S.R.L. (hereinafter “Yanacocha”), as a consequence of the increase in the net income reported during the nine-month period ended September 30, 2009 compared with the net income during the same period of 2008 of US$112,171,000.  The higher income of Yanacocha is explained by the increase of the gold price average (US$932 per ounce of gold during the nine-month period ended in September 30, 2009 compared with US$897 per ounce of gold in the same period of 2008) and the higher volume of gold sold during the nine-month period ended September 30, 2009 compared to same period of 2008 (1,557,878 gold ounces during the 2009 compared to 1,410,195 in the 2008).

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

-
A decreased of US$64,128,000 in the share in Sociedad Minera Cerro Verde S.A.A. as a consequence of the decreased of US$354,941,000 in the net income reported during the nine-month period ended in September 30, 2009  compared with the net income in same period of 2008.  The lower income of Cerro Verde is explained by the decreased of the copper price average (price average of US$2.11 during the nine-month period ended in September 30, 2009 compared with a price average of US$3.62 in same period of 2008) and the lower volume of copper sold (498,983,000 copper pounds during the nine-month period ended in September 30, 2009  compared to 521,802,000 copper pounds in same period of 2008, due to the lower average of head grade and recoverability factor of the ore mineral treated).

Summary of financial information based on the financial statements of Yanacocha and Cerro Verde -
The table below presents the principal amounts in the financial statements of Yanacocha and Cerro Verde, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	2,172,553	1,895,681	2,114,679	1,983,572
Total liabilities	690,065	682,893	348,207	659,397
Shareholders’ equity	1,482,488	1,212,788	1,766,472	1,324,175

	Yanacocha		Cerro Verde
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Results
Total income	1,451,288	1,265,044	1,198,070	1,809,781
Operating income	730,335	550,527	730,899	1,263,423
Net income	498,548	386,377	463,907	818,848

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Long-term debt
(a)	The table below presents the detail of long-term debt as of September 30, 2009 and December 31, 2008:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2009	2008
	US$(000)					US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Syndicated Loan Agreement (b)	450,000	5 years	None	Three-month LIBOR plus 2.25% (2.63% as of September 30, 2009)	Quarterly maturities of US$14,667,000 from August 2008 to May 2013. Prepays can be made in each quarterly maturity	220,000	264,000

Banco de Crédito del Perú	75,000	4 years	Secured interest of US$13,748,000 on machinery and equipment	Three-month LIBOR plus 0.85% (1.15% as of September 30, 2009)	Quarterly maturities of US$9,375,000 from September 2008 to June 2010	28,125	56,250

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	9,000	4 years	None	Three-month LIBOR plus 1.25% (1.56% as of September 30, 2009)	Quarterly maturities of US$500,000 from March 2009 to June 2012	5,500	7,000

Other subsidiaries	-	-	-	-	-	67	45
						253,692	327,295

Non-current portion						(164,864)	(229,105)

Current portion						88,828	98,190

(b)	As part of the Syndicated Loan Agreement, Buenaventura agrees to:

(i)	Not entering into derivative contracts with speculation purposes as defined in the International Financial Reporting Standards.

(ii)
Maintain a Debt Ratio financial index less than 3.5 as of the end of each quarter.  This ratio is determined by dividing Buenaventura’s consolidated financial debt by the sum of the consolidated EBITDA and the collection of dividends for the twelve-month period following the calculation date.  As of September 30, 2009 the Debt Ratio was 0.49.

In the opinion of Buenaventura’s Management, as of the date of submitting the consolidated financial statements, the Company has duly complied with all of the obligations assumed under the Syndicated Loan Agreement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Shareholders’ equity, net
(a)	Dividends declared and paid -
The information about declared dividends for the nine-month periods ended September 30, 2009 and 2008 is as follows:

Meeting	Date	Dividends declared	Dividends per share
		US$	US$

Dividends 2009
Mandatory annual shareholders’ meeting	March 27, 2009	5,513,000	0.02
Less – Dividends granted to subsidiary		(424,000)

		5,089,000

Dividends 2008
Mandatory annual shareholders’ meeting	March 27, 2008	30,320,000	0.11
Less – Dividends granted to subsidiary		(2,331,000)

		27,989,000

(b)	As of September 30, 2009 and 2008, the effect of declared dividends by subsidiaries that will be delivered to minority shareholders, is made up as follows:

	2009	2008
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	11,524	19,187
S.M.R.L. Chaupiloma Dos de Cajamarca	9,831	10,397
Inversiones Colquijirca S.A.	2,191	-

	23,546	29,584

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	Capitalization of retained earnings -
The Mandatory annual Shareholders’ Meeting held March 27, 2008 agreed to increase the nominal value of the common and investment shares from S/4.00 to S/20.00 each, without modifying the number of shares outstanding.  For this, the Meeting approved the following capitalizations:

(i)
Capitalization of results from exposure to inflation as of December 31, 2004 accumulated of capital stock and investment shares amounting to S/96,858,000 (US$28,230,000).  At the capitalization date, results from exposure to inflation was included as part of capital stock.  As a consequence, no additional movement was required in the consolidated statement of changes in shareholders’ equity.

(ii)
Capitalization of retained earnings amounting to S/2,108,219,000 (US$626,421,000) increased the capital stock and investment shares accounts by US$576,610,000 (net of treasury stock for US$48,160,000) and US$1,546,000 (net of treasury stock for US$105,000), respectively.

As a result of the capitalizations, the nominal value of treasury shares increased from US$14,499,000 to US$62,764,000 (an increase of US$48,265,000).  In compliance with accounting standards, the Company shows the nominal value of treasury shares net of the capital stock, as a consequence the increase in the nominal value of the treasury shares was net off in the same value of capital stock increasing the additional capital account of consolidated statement of changes in shareholders’ equity.

(d)	Stock split -
In the General Shareholders Meeting held March 27, 2008, shareholders agreed that once the capitalization of retained earnings described in paragraph (c) and registered in Peru’s public registries, these would be split by changing the nominal value of common and investment shares from S/20.00 to S/10.00.

The Board of Directors in its session of July 1, 2008 agreed on the schedule to carry out this splitting of Company shares.  According to this schedule, the date of registration of the operation was July 18, 2008.  As from July 21, 2008 the Lima Stock Exchange traded the new number of shares effective as of such date (254,442,328 shares made up by 253,759,664 common shares and 682,664 investment shares) and as from July 23, 2008 the New York Stock Exchange did the same.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

8.	Deferred income tax and workers´ profit sharing asset, net
(a)	The table below presents the components of this caption, according to the items that give rise to them:

	As of September 30, 2009	As of December 31, 2008
	US$(000)	US$(000)

Deferred asset
Tax – loss carry forward	172,968	194,958
Difference in depreciation and amortization rates	15,308	10,946
Stock appreciation rights provision	14,691	4,993
Provision for closure of mining units, net	13,192	14,818
Effect on translation into U.S. dollars	6,960	1,119
Impairment of mining concessions and property, plant and equipment and development costs	5,788	5,788
Environmental liability for Santa Barbara mining unit	1,773	1,773
Fair value of embedded derivative from sale of concentrates	-	2,955
Other	7,469	4,517
	238,149	241,867
Deferred liability
Difference in development costs amortization rates	(11,924)	(5,878)
Fair value of embedded derivative from sale of concentrates	(4,674)	-
Other	(272)	(358)
	(16,870)	(6,236)

Deferred liability affecting shareholders’ equity
Hedge derivative financial instruments	(3,805)	(26,464)

Deferred asset, net	217,474	209,167

During 2008, Company’s management performed a valuation allowance assessment related to its deferred asset maintained as of December 31, 2008, which main temporary difference is related to the tax-loss carry forward, arising mainly from the release of commitments in commercial contracts maintained by Buenaventura and concluded that it was reasonable to recognize a deferred income tax asset to this date.  As of September 30, 2009, Buenaventura’s Management updated this valuation allowance assessment through the comparison between results of the nine-month period then ended with the projection of future taxable income for this period and the revision of the assumptions used with current market information at that time.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

According to the Peruvian Income Tax Law, the Company has chosen a system for offsetting this loss without any restriction of timing, with an annual cap equivalent to 50 per cent of net future taxable income until exhausting entirely this amount.  As part of the process of assessing the recoverability of its deferred income tax asset, Buenaventura’s Management estimate its future taxable income, using forecast mineral quotations and operating costs for the next years and concluded that it was no necessary to recognize a valuation allowance related to its deferred income tax asset insofar as there it is more likely than not that the tax-loss carry forward can be used to offset future net income.  Buenaventura’s Management, considers that the assumptions used in the projection of future taxable income are consistent with current market information as of December 31, 2008 and September 30, 2009.

(b)
The current and deferred portions of the income (expense) tax and workers’ sharing benefit included in the consolidated statements of income for the three and nine-month periods ended September 30, 2009 and 2008 are made up as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Workers’ profit sharing
Current - without effect of unusual item	-	(254)	-	(2,962)
Current - legal	(4,354)	(1,823)	(9,785)	(7,322)
Deferred	(33)	(3,613)	(3,225)	22,642
	(4,387)	(5,690)	(13,010)	12,358
Income tax
Current	(20,326)	(9,962)	(48,513)	(36,881)
Deferred	(209)	(12,465)	(11,128)	78,115
	(20,535)	(22,427)	(59,641)	41,234

9.	Provision for impairment of long-term assets and investment in associates
Mining concessions and property, plant and equipment and development costs -
As of December 31, 2008, Company’s Management identified significant changes in the estimated future income for the Poracota, Antapite and Recuperada cash generating units, resulting in their book value exceeding their estimated recoverable amount.  The key assumptions used for calculating the recoverable amount were disclosed in the consolidated financial statements for the year ended December 31, 2008.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

According to Buenaventura accounting policies, the Company’s Management assessed whether there is an indication that an asset may be impaired as of September 30, 2009. Due to the current conditions in the mining industry, mainly the upward trend in the international gold quotation, and the increasing Company’s market capitalization, Buenaventura’s Management considers that there are no internal or external indicators of impairment as of September 30, 2009, different from those identified as of December 31, 2008. The assumptions used by Management for calculating the recoverable amount are consistent with the assumptions disclosed in the consolidated financial statements for the year ended December 31, 2008. As a result of the updated to assessment, the Company’s Management consider that there is no necessary to recognize any additional provision for impairment of long-term assets as of September 30, 2009.

Investment in associates -
As of December 31, 2008 and September 30, 2009, Company’s Management assessed whether if there is any objective evidence of an impairment in the value of investment in associates. In the case of Yanacocha, the Company’s Management concluded that there was no objective evidence of impairment to the date of the consolidated balance sheet as a result of the internal and external indicators (upward trend in the international gold quotation, constant level of reserves and the increase of the annual net income reported). In the case of Cerro Verde, a publicly traded company which its stocks are traded on the Lima Stock Exchange, the Company’s Management compares the fair value of the investment according to the market capitalization with the book value of the investment and determined that there is no impairment to the date of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

10.	Net sales
(a)	The table below presents the net sales as of September 30, 2009 and 2008:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2009	2008	Variation	2009	2008	Variation
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Net sales by product
Gold	101,279	107,745	(6,466)	288,478	261,756	26,722
Silver	60,826	61,259	(433)	164,451	209,175	(44,724)
Lead	15,506	20,180	(4,674)	35,450	61,995	(26,545)
Zinc	30,543	32,183	(1,640)	72,441	128,973	(56,532)
Copper	11,858	17,489	(5,631)	27,126	45,549	(18,423)
	220,012	238,856	(18,844)	587,946	707,448	(119,502)

Penalties	(24,811)	(37,077)	12,266	(66,700)	(103,764)	37,064
Final liquidations of previous year	-	-	-	3,224	6,497	(3,273)
	195,201	201,779	(6,578)	524,470	610,181	(85,711)
Embedded derivative	8,301	(15,196)	23,497	17,197	(16,424)	33,621
Hedging operations, note 13	8,003	3,661	4,342	24,557	4,010	20,547
	211,505	190,244	21,261	566,224	597,767	(31,543)
Net sales by services, electric power and other	3,142	5,086	(1,944)	9,635	13,834	(4,199)

	214,647	195,330	19,317	575,859	611,601	(35,742)

The principal variations during the nine-month period ended September 30, 2009 compared with the same period during 2008, are explained below:

(i)	Increased in gold sales for US$26,722,000 as a result of the higher volume of gold ounces sold; explain for the higher production in the Orcopampa mining unit, and the higher gold price. See note 14.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(ii)
Decreased in silver sales for US$44,724,000 as a consequence of minor silver average price and the lower volume sold, basically explain for the lower volume of ounces produced as a result of the lower average of head grade treated in the Uchucchacua mining unit during 2009.  See note 14.

(iii)
Decreased in lead sales for US$26,545,000 explained by the decreased of the lead price average (decreased of 24 per cent), and the lower volume sold , basically explain for the lower volume produced as a result of the lower average of head grade treated in the Uchucchacua mining unit during 2009.  See note 14.

(iv)
Decreased in zinc sales for US$56,532,000 explained by the decreased in the international quotation of zinc (decreased of 27 per cent), and the lower volume sold due to the lower average of head grade during 2009 in the Colquijirca mining unit.  See note 14.

(v)
Decreased in penalties from concentrates sales amounting to US$37,064,000.  Due to the direct relation between the penalties and the quotations of metals, the decreased is explain for the lower average prices of silver, lead and zinc.

(vi)
Increase of income related to metal-price hedging transactions amounting to US$20,547,000, as a result of the increase of volume of transaction settled by El Brocal during the nine-month period ended September 30, 2009 (11,950 MT during the nine-month period ended September 30, 2009 compared with 2,500 TMF during the nine-month period ended September 30, 2008).

(b)	Release of commitments in commercial contracts outstanding as of December 31, 2007 -
In January and February of 2008, Buenaventura revised the sales contracts with its customers, to release the commitments related to quantity, date and quotation on sales contracts to sell 922,000 ounces of gold at fixed prices with deliveries between the years 2010-2012, as consequence, they will be sold at market prices in accordance with Buenaventura’s gold availability.

For these transactions, Buenaventura has made a payment of US$517,143,000 (US$82,592,000 in January 2008 and US$434,551,000 in February 2008, respectively) and recorded a decrease in the liability corresponding to the executory gold delivery contracts liability amounting to US$102,008,000 with credit to income of the period. The resulting net loss of US$415,135,000 is presented in the “Net loss from release of commitments in sales contracts” caption in the consolidated statements of income for the nine-month period ended September 30, 2008.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	Embedded derivative from changes of the quotes in provisional commercial settlement -
As of September 30, 2009, the provisional commercial settlement held as of this date, quotation period of final liquidations and fair value of embedded derivatives for the concentrate sales are the following:

Embedded derivative for concentrate sales held by Buenaventura:

			Quotations		Fair
Metal	Volume	Expiry	Provisional	Future	value
			US$	US$	US$(000)

Silver	3,039,098 Oz	October 09	13.10 – 16.47	14.35 – 17.68	6,152
Gold	9,049 Oz	October 09	948.18 – 997.24	996.59 – 1,047.80	468
Lead	3,533 MT	October 09 – November 09	1,432.14 – 2,210.04	1,900.10 – 2,234.75	1,156
Zinc	1,457 MT	October 09 – December 09	1,818.40 – 1,884.81	1,884.02 – 2,032.35	128
					7,904

Embedded derivative for concentrate sales held by El Brocal:

			Quotations		Fair
Metal	Volume	Expiry	Provisional	Future	value
			US$	US$	US$(000)
Zinc	45,954 MT	October 09 – December 09	1,484 – 1,887	1,988 – 1,972	2,398
Lead	17,382 MT	November – December 09	1,383 – 2,205	2,294 – 2,285	1,043
Copper	12,858 MT	October 09 – February 10	4,407 – 6,491	6,165 – 6,167	1,786
					5,227

Total					13,131

The futures quotes for the dates on which it is expected to settle the open positions as of September 30, 2009 are taken from publications of the London Metals Exchange.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	General and administrative expenses
The caption of general and administrative expenses shows an increase from US$3,374,000 during the third quarter of 2008 to US$34,161,000 in the third quarter of 2009.  This higher expense is explained mainly by the higher provisions for long-term officers’ compensation of US$20,805,000 and for the allowance for doubtful account of US$3,545,000 recorded in the third quarter of 2009, and during the third quarter of 2008 a reversal of the provisions for long-term officers’ compensation was made for US$6,466,000.  In addition, this caption increased from US$40,615,000 during the nine-month period ended September 30, 2008 to US$69,923,000 in the same period of 2009 mainly due to the increase of the provision for long-term officers’ compensation from US$7,578,000 during the nine-month period ended September 30, 2008 to US$29,286,000 in the same period of 2009, as a result of lower Buenaventura’ stock prices in the nine-month period ended September 30, 2009.

12.	Related party transactions
(a)	As a result of the transactions indicated in the paragraph (b), the Company has the following accounts receivable from associates:

	As of September 30, 2009	As of December 31, 2008
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	20,272	12,118
Other	805	993

	21,077	13,111

(b)	The Company (through its subsidiaries) had the following transactions with Minera Yanacocha S.R.L.:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
This company is the owner of the mining claims operated by Yanacocha, in consideration for which it receives royalties of three percent of the sales made by Yanacocha.  During the three and nine-month period ended September 30, 2009, these royalties amounted to US$16,215,000 and US$44,641,000, respectively (US$12,235,000 and US$38,577,000 during the three and nine-month period ended September 30, 2008, respectively) and are presented in the “Royalty income” caption in the consolidated statement of income.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Compañía Minera Condesa S.A. (Condesa) -
Yanacocha paid cash dividends to Condesa of US$100,395,000 during the nine-month period ended September 30, 2009 (US$130,950,000 during the nine-month period ended September 30, 2008).

Buenaventura Ingenieros S.A. (“Bisa”) -
Starting from July 2007, Bisa participates in the bidding for the execution of specific work orders for Minera Yanacocha S.R.L.

The income related to these services during the three and nine-month period ended September 30, 2009 amounted to a US$66,000 and US$100,000, respectively (US$199,000 and US$966,000 during the same periods of 2008).  These amounts are presented in the “Net sales” caption in the consolidated statement of income.

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua entered into a contract with Yanacocha for providing electrical energy transmission and works operation services for a term of ten years, for which an annual compensation of US$3.7 million was set.  The income related to this service during the three and nine-month period ended September 30, 2009 amounted to  US$1,197,000 and US$3,591,000, respectively (US$1,197,000 and US$3,591,000 during the three and nine-month period ended September 30, 2008), and are presented in the “Net sales” caption in the consolidated statement of income.

Terms and Transaction with related parties
Transactions with related parties are made at normal market prices.  Outstanding balances at year-end are unsecured interest free and settlement occurs in cash.  There have been no guarantees provided or received for any related party receivables.  As of September 30, 2009, the Company has not recorded any impairment of receivables relating to amounts owed by related parties, according to the assessment undertook by Management of the financial position of the related party and the market in which the related party operates.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

13.	Hedge derivative financial instruments
Derivative contracts -
Metals-price hedging transactions held by El Brocal -
During 2008, El Brocal subscribed price-hedging transaction contracts to cover the future flows derived from its sales.  The critical terms of the hedging transactions has been negotiated with brokers so as to agree with the terms negotiated in the commercial contracts to which they are related.  The hedging of the cash flow from sales to be made until June, 2011 has been assessed by El Brocal Management as highly effective.  The effectiveness of hedging transactions has been measured by means of the cumulative flow change offset method, since El Brocal Management believes that this method best reflects the risk management objective with regard to hedging.

On September 18, 2009, El Brocal subscribed a contract to buy “put options” and sell “call options” under the “cashless collars” form, for the years 2010 and 2011.  The purchase of the “put options” guarantees a minimal copper quotation and the sale of the “call options” establishes a maximum copper quotation.  The obligations assumed under this operation are the followings:

	Monthly volume	Total volume		Quotation per MT
Metal	MT	MT	Periods	Minimal	Maximum
				US$	US$

Copper	50	150	January 2010 - March 2010	5,500	7,075
Copper	125	1,125	April 2010 – December 2010	5,500	7,075
Copper	150	1,800	January 2011 - December 2011	5,500	7,075
Total		3,075

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Hedging operations current in El Brocal as at September 30, 2009 are:

Metal	Monthly average volume	Monthly average volume	Average fixed price	Periods	Fair value (*)
			US$		US$(000)

Zinc	675 MT	1,350 MT	2,679	November 2009 - December 2009	974
Zinc	675 MT	4,050 MT	2,621	January 2010 - June 2010	2,572
Zinc	425 MT	2,550 MT	2,481	July 2010 - December 2010	1,168
Lead	625 MT	1,250 MT	2,523	November 2009 - December 2009	473
Lead	625 MT	3,750 MT	2,301	January 2010 - June 2010	1,147
Lead	625 MT	3,750 MT	2,568	July 2010 - December 2010	969
Lead	300 MT	1,800 MT	2,145	January 2011 - June 2011	(242)
Copper	875 MT	1,750 MT	8,245	November 2009 - December 2009	3,648
Total		20,250 MT			10,709

Fair value of the cashless collars options					(21)

Total fair value on the hedge of derivate financial instruments					10,688

Less - current portion					(809)

Non-current portion					9,879

(*)	Mark to market

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

The table below presents the variations on the shareholders’ equity account “Unrealized gain (loss) on hedge derivative financial instruments, net”:

	Hedge derivative financial instruments	Income tax and workers´ profit sharing	Unrealized gain on valuation of hedge derivative financial instruments, net
			El Brocal	Buenaventura’s share
	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of December 31, 2008	74,337	(26,464)	47,873	16,162
Gain on hedge operations liquidations during the period, note 10	(24,557)	8,742	(15,815)	(6,861)
Unrealized gain on hedge derivative financial instruments	(39,092)	13,917	(25,175)	(10,921)
Other	-	-	-	1,482

Total variation on the unrealized gain on hedge derivative financial instruments	(63,649)	22,659	(40,990)	(16,300)

Balance as of September 30, 2009	10,688	(3,805)	6,883	(138)

As of September 30, 2009 and 2008, El Brocal recognized in the “Net sales” income statement caption, an amount of US$24,557,000 and US$4,010,000, respectively, for the gains with regard to hedging transactions settled in those periods.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

14.	Statistical data
Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three and nine-month periods ended September 30, 2009 and 2008 are as follows.

(a)	Volumes sold (metallic content):

	For the three-month periods Ended September 30,		For the nine-month periods ended September 30,
	2009	2008	2009	2008

Gold	106,375 Oz	108,907 Oz	304,247 Oz	281,462 Oz
Silver	3,756,801 Oz	3,979,327 Oz	11,567,549 Oz	12,443,303 Oz
Lead	7,367 MT	11,434 MT	21,819 MT	27,690 MT
Zinc	17,496 MT	18,573 MT	48,381 MT	61,733 MT
Copper	2,020 MT	2,333 MT	5,499 MT	5,722 MT

(b)	Average sale prices:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2009	2008	2009	2008
	US$	US$	US$	US$

Gold	968.82 /Oz	897.87 /Oz	937.34 /Oz	905.86 /Oz
Silver	15.03 /Oz	14.73 /Oz	14.26 /Oz	16.49 /Oz
Lead	1,979.69 /MT	1,827.07 /MT	1,644.99 /MT	2,170.45 /MT
Zinc	1,750.74 /MT	1,749.67 /MT	1,509.13 /MT	2,060.93 /MT
Copper	5,871.24 /MT	7,571.06 /MT	5,024.33 /MT	7,990.12 /MT

15.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru.  Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: November 16, 2009